

## Zachary David · 3rd

CTO at Urvin Finance

United States · **Contact info**

68 connections

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 Urvin Finance

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### Activity
68 followers

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**Zachary David** posted this · 3w

Some days you beep. Some days you boop.

👍💚 15                                                 2 comments

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### Experience

 **Beep Boop**
Urvin Finance · Full-time
Jun 2021 - Present · 1 yr 2 mos

 **Beep Boop**
Urvin AI
Apr 2019 - Present · 3 yrs 4 mos

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### Interests

**Companies**

 **BN Digital**
755 followers
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 **Urvin AI**
211 followers
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